September 1, 2009

By U.S. Mail and Facsimile to: (517) 279-5578

Danice L. Chartrand
Senior Vice President and Chief Financial Officer
Southern Michigan Bancorp, Inc.
51 West Pearl Street
Coldwater, Michigan 49036

  Re: Southern Michigan Bancorp, Inc.
     Form 10-K for Fiscal Period Ended December 31, 2008
     Form 10-Q for Fiscal Period Ended June 30, 2009
     File No. 000-49772

Dear Ms. Chartrand:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Consolidated Financial Statements
Consolidated Balance Sheets, page 39

1. Please tell us how you considered paragraphs 11 and 18 of SFAS 150 when concluding that the obligation to repurchase shares issued to ESOP participants should be classified as temporary equity and not a liability. Disclose how you account for the changes in the fair value of this obligation.

Note D – Securities, page 51

2.   In future filings, please revise to provide disclosure of the cost basis of your investment securities. Refer to paragraph 19 of SFAS 115.

Note F – Allowance for Loan Losses, page 53

3.   We note your disclosure of impaired loans of $2,327 thousand and $1,013 thousand as of December 31, 2008 and 2007 respectively. However, your disclosure on page 32 indicates that impaired loans total $3,308 thousand and $1,137 thousand as of December 31, 2008 and 2007 respectively. Please reconcile this apparent inconsistency.

Note U – Fair Value Measurements, page 68

4.   Please revise future filings to provide a brief description of the types of securities that are measured using level 3 inputs. Additionally, please disclose the valuation techniques used to value these securities. Refer to paragraph 32(e) of SFAS 157.

5.   Please revise future filings to disclose your loans held for sale as a nonrecurring measurement. Refer to paragraph 33 of SFAS 157.

Form 10-Q for Fiscal Period Ended March 31, 2009
Note D – Stock Options, page 10

6.   In the interest of providing readers with more transparency into management's judgments in accounting for stock options granted, please disclose the method and assumptions used to value the stock options granted during the period in your future filings. Refer to paragraph 64 of SFAS 123(R).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 if you have questions relating to these comments, or me at (202) 551-3851.

Sincerely,

Paul Cline
Senior Accountant